Filed by Frontline Ltd.
Pursuant to Rule 425 of the Securities Act of 1933
Subject Company: DHT Holdings, Inc.
Commission File No. 001-32640
FRO - Filing of Complaint
Press release from Frontline Ltd. 27.04.2017
Frontline Ltd. (NYSE/OSE: FRO) yesterday demanded that the Board of DHT halt all efforts to enforce, give effect to or permit, the poison pill arrangements and allow shareholders of DHT the opportunity to consider and vote on Frontline's April 25 proposed business combination.  DHT's Board has not agreed to halt the restrictions imposed by the poison pill or to commence negotiations with Frontline on its proposed offer.
Accordingly, Frontline has today filed a complaint in the Marshall Islands (where DHT is incorporated) to immediately enjoin portions of the unfair transaction documents into which DHT has entered that would permit BW Group to establish 45% ownership of DHT (even as other shareholders cannot exceed 10%).  Frontline has also sought an injunction as to the poison pill and other related anti-takeover defenses DHT has erected.  (Frontline today dismissed a related action it brought in New York, where the court previously held it did not have jurisdiction over DHT or BW Group.)
We continue to urge the Board of DHT to negotiate in good faith with Frontline over its proposed offer, and not to contravene their duties to DHT's shareholders.  In doing so, we are exercising our rights as shareholders in DHT.  We will continue to explore all courses of action available to us in order to ensure that all shareholders of DHT receive equitable treatment.
April 26, 2017
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
Contacts:
Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
+47 23 11 40 84
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination transaction with DHT proposed by Frontline, which may become the subject of a registration statement filed with the Securities and Exchange Commission (the "SEC"). This material is not a substitute for the prospectus and/or proxy statement Frontline would file with the SEC regarding the proposed transaction if such a negotiated transaction with DHT is reached or for any other document which Frontline may file with the SEC or send to DHT or Frontline stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF Frontline AND DHT ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents would be available free of charge through the web site maintained by the SEC at www.sec.gov
Forward-Looking Statements
Matters discussed in this communication may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning  plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this communication are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include DHT's failure to accept Frontline's proposal and enter into a definitive agreement to effect the transaction, fluctuations in the value of Frontline common shares issued in connection with the proposed acquisition, the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Frontline with the Securities and Exchange Commission.
This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.